SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 9, 2006
Shaw Communications Inc.
By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw Responds to Vonage Canada’s Claims
Calgary, AB (March 8, 2006) — “Vonage’s news release concerning Shaw’s quality of service enhancement is both wrong and misleading,” said Jim Shaw, C.E.O., Shaw Communications Inc. Shaw offers its High Speed Internet customers the opportunity to improve the quality and reliability of Internet telephony services offered by third party providers like Vonage and others. The service is completely discretionary to our customers.
All public Internet networks (this is not unique to Shaw) encounter intermittent bandwidth shortfalls as bandwidth is consumed by applications such as Internet browsing and email. Bandwidth availability is an important issue when using voice services because the amount of bandwidth available at any given time can vary based on Internet usage. With Internet telephony, voice packets are treated like regular data. Under peak loads voice frames will be dropped equally with data frames. Regular data, however, is not time sensitive and dropped packets can be corrected through the process of retransmission. Dropped voice packets, which are time sensitive, cannot be corrected in this manner. Shaw’s quality of service enhancement helps address these shortcomings with Internet telephony.
Contrary to Vonage’s claim, Shaw does not offer an Internet telephony service in direct competition with Vonage or any other Internet phone provider. Shaw’s Digital Phone service is a carrier-grade, primary line, local and long distance residential telephone service that uses a managed IP network. Shaw Digital phone calls travel directly from Shaw’s secure private network to the tried-and-true public telephone system. They do not travel over the Internet. The result is a more reliable and higher quality phone service.
It’s also important to realize that Internet telephony services do not provide the same level of 911 service that is available with traditional phone service or Shaw Digital Phone. With Internet telephony, your 911 call is routed to an emergency response centre which may be in a different city or province. With enhanced 911 service, available with Shaw Digital Phone, your call is not only routed to the nearest emergency response centre, but your callback number and address are also automatically provided to the emergency dispatcher. Even if you are unable to speak, they can still dispatch emergency personnel to your location. Vonage does not provide enhanced 911 service.
“This is an old and tired complaint from Vonage,” said Peter Bissonnette, President of Shaw Communications Inc. “We find the timing of this news release to be somewhat curious. We think it has more to do with their Initial Public Offering and the fact they have so few customers in Canada rather than any real concerns about consumers,” he added. “Our customers have always enjoyed the best High Speed Internet service in Western Canada. Our quality of service enhancement is simply another value added service that our customers have asked for and our over 8,000 employees will continue to ensure we provide the best services we can,” said Peter Bissonnette.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX — SJR.NV.B, NYSE — SJR).

For more information, please contact:
Investor Relations Department
Investor.relations@sjrb.ca